Exhibit 99.1

Alarum Technologies Reports Record Third Quarter Revenue Growth of 81% to $13 Million Driven by Surging Demand from Leading AI Model Developers

Company Diligently Prioritizing Market-Share Capture in Explosive AI Training-Data Segment

TEL AVIV, Israel, Nov. 26, 2025 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of web data collection solutions, today announced financial results for the nine- and three-month periods ended September 30, 2025.

Financial Highlights

Q3 2025 revenues of $13.0 million, up 81% year-over-year; net profit of $0.1 million, and Adjusted EBITDA of $1.2 million

It is noted that the Company is deliberately prioritizing its long-term leadership and market-share capture in the fast-growing artificial intelligence (“AI”) training-data market over short-term margin and profitability priorities. At this early stage of the global AI build-out, demand from leading labs can vary sharply as they iterate on new model architectures and refresh massive datasets - a typical and temporary characteristic of this high-growth infrastructure phase. Alarum’s strategic investments in premium infrastructure and capacity are expected to pressure gross margins and EBITDA in the near term but are targeted at positioning Alarum for a significant potential growth and margin improvement trend.

Management Commentary

“The third quarter performance was further proof that Alarum’s platform has become critical infrastructure for the world’s leading AI labs,” commented Shachar Daniel, Chief Executive Officer of Alarum. “Demand for high-quality, hard-to-reach web data used for training and fine-tuning foundation models is exploding, and we are seeing repeat orders and widening scope from AI customers.”

“The numbers speak for themselves: 26% more paying customers, 17% higher average revenue per customer, and 48% sequential revenue growth in the third quarter, all while we intentionally front-load infrastructure to support the fast-growing demand for AI training runs.”

“To capture this massive opportunity, we made the deliberate decision earlier in 2025 to aggressively expand capacity, add premium endpoints, and build dedicated high-throughput pipelines, well ahead of the expected revenue. These upfront investments are the primary reason for the current temporary gross and operating margin contraction.”

“We believe this is the right long-term strategy: sacrifice some near-term profitability and invest to lock in market share and multi-year relationships in a segment that is growing exponentially. As utilization of our new infrastructure ramps, we are positioned and look forward to both revenue acceleration and rapid expansion of margins,” concluded Mr. Daniel.

Selected Third Quarter 2025 Operating Trends

●	Significant double-digit sequential growth in total paying customers

●	Meaningful increase in average revenue per customer

●	Vast majority of Q3 2025 revenue growth driven by expansion of existing customers

●	Newer AI-focused products (DataSets, Website Unblocker, custom Scrapers) now represent a material and rapidly increasing portion of total revenue, while legacy proxy revenue remains stable-to-growing

Business Highlights

●	Explosive adoption of AI-centric products — DataSets have become a material and fast-growing revenue contributor in the third quarter; Website Unblocker and custom Scraper solutions delivered triple-digit and high-double-digit quarter-over-quarter growth, respectively, driven by large-scale model-training workloads.

●	Broad-based customer expansion — Strong double-digit sequential growth in paying customers combined with a meaningful increase in average revenue per customer, reflecting successful land-and-expand dynamics with AI labs and enterprises.

●	Significant contribution from large-scale AI customers, including repeat and expanding orders from a major global e-commerce platform in Asia.

●	Robust balance sheet with $24.6 million in cash, cash equivalents and investments and no debt as of September 30, 2025.

Financial Outlook

“In the fourth quarter, we expect a continued high level of revenue of approximately $12 million (±7%), up 63% year-over-year, and Adjusted EBITDA of approximately $1 million (±$0.5 million),” said Mr. Shai Avnit, Chief Financial Officer of Alarum. “As the current generation of models moves into more structured production and fine-tuning cycles, we expect revenue growth patterns to become smoother and more predictable.”

The Company is unable to present a reconciliation of estimated Adjusted EBITDA to net profit as it is unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on net profit. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to consolidated statements of profit or loss and other comprehensive income (loss).

Summary of Financial Results[1]
(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	28.9	24.5	13.0	7.2	31.8
Gross profit	17.5	18.6	7.2	5.2	23.9
Gross margin (in percentage)	60.4%	75.9%	55.6%	71.8%	75.1%
Non-IFRS gross margin (in percentage)	61.7%	77.7%	56.4%	73.6%	77.0%[2]
Total operating expenses	17.3	12.2	7.4	4.1	17.2
Financial income	1.0	0.1	0.3	3.5	0.3
Tax expense	0.4	1.1	0.1	0.3	1.2
Net profit for the period	0.7	5.3	0.1	4.2	5.8
Adjusted EBITDA	3.4	7.9	1.2	1.4	9.4	[2]
Basic earnings (loss) per American Depository Share (“ADS”) (in U.S. dollars)	$0.11	$0.80	$0.01	$0.60	$0.87
Non-IFRS basic earnings per ADS (in U.S. dollars)	$0.50	$1.05	$0.18	$0.20	$1.26	[2]
Cash, cash equivalents and debt investments (including accrued interest)[3]	24.6	24.0	24.6	24.0	25.0
Shareholders’ equity[3]	31.1	25.0	31.1	25.0	26.4

Third Quarter and First Nine Months of 2025 Financial Analysis

-	Revenue in Q3 2025 totalled $13.0 million (an increase of 81% compared to Q3 2024 at $7.2 million) and $28.9 million for the first nine months of 2025 (an increase of 18% versus Q1-Q3 2024 at $24.5 million). The increase was driven mainly by a large-scale AI customer, as well as an increase in new products sales.

-	Cost of revenue in Q3 2025 was $5.8 million (Q3 2024: $2.0 million) and $11.5 million for the first nine months of 2025 (Q1-Q3 2024 $5.9 million). The increase in the third quarter was primarily due to the Company’s work with the large-scale AI customer, which requires data gathering at significantly higher scales, in turn necessitating a larger volume of servers as well as a stronger and higher-quality infrastructure. Also, cost of revenues were impacted due to first material products sales which triggered third party related costs.

-	Gross profit in Q3 2025 amounted to $7.2 million (Q3 2024: $5.2 million), and for the first nine months of 2025 amounted to $17.5 million (Q1-Q3 2024: $18.6 million).

-	Operating expenses in Q3 2025 totalled $7.4 million (Q3 2024: $4.1 million), and $17.3 million in the first nine months of 2025 (Q1-Q3 2024: $12.2 million). The increase is a result of the increased revenues and operations, primarily attributed to research and development expenses and in a lesser amount to sales and marketing expenses.

-	Financial income, net, in Q3 2025 was $0.3 million (Q3 2024: financial income, net, of $3.5 million), $1.0 million in the first 9 months of 2025 (Q1-Q3 2024: $0.1 million). The variance between the quarterly periods was mainly due to the fair value decrease of derivative financial instruments in the third quarter of 2024, resulting from the decline in the share price over that period. Excluding this impact, during the nine-month period, the Company generated more interest income and financial income from its cash, cash equivalents and debt investments, and paid less interest expenses, due to the Company’s lower balance of its long-term loan.

-	Net profit in Q3 2025 was $0.1 million (Q3 2024: net profit of $4.2 million), and net profit of $0.7 million in the first nine months of 2025 (Q1-Q3 2024: $5.3 million).

-	As of September 30, 2025, shareholders’ equity increased to $31.1 million, up from $26.4 million as of December 31, 2024. The increase is mainly due to share-based compensation during the first nine months of 2025, as well as to the equity repayments of a strategic loan and the Company’s net profit.

-	Outstanding ordinary share count as of September 30, 2025, was approximately 71.2 million shares, or 7.1 million in US-listed ADSs.

[1]	The table above contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.
[2]	Unaudited
[3]	As of the last day of the period.

Third Quarter and Nine Month 2025 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, November 26, 2025, at 08:30 a.m. ET, 05:30 a.m. Pacific time, 15:30 p.m. Israel, to discuss the third quarter of 2025 results and financial outlook, followed by a Q&A session.

To attend, log in here or dial one of the following numbers, a few minutes before the call starts: 1-877-407-0789 or 1-201-689-8562. If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialling in.

Replay: The conference call will be broadcast live and available for replay here, the day following the call.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its prioritization of long-term leadership and market-share capture in the AI training-data market over short-term margins and profitability, unstable demand from large labs, the expectation that strategic investments in premium infrastructure and capacity will potentially position Alarum for significantly higher revenue growth and rapid margin expansion beginning in 2026, increasing demand for high-quality, hard-to-reach web data used for training and fine-tuning foundation models, its right long-term strategy, expected growth of the AI training-data segment, its expectation of both revenue acceleration and a rapid expansion of margins, and its estimates regarding fourth quarter 2025 revenues and Adjusted EBITDA. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position
(in thousands of U.S. dollars)
	September 30,		December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	14,366	24,011	15,081
Trade receivables, net	8,490	2,474	3,231
Other receivables	1,290	498	503
	24,146	26,983	18,815
Non-current assets:
Long-term deposits	24	103	121
Other non-current assets	428	85	85
Property and equipment, net	193	129	130
Right-of-use assets	2,941	568	498
Deferred tax assets	802	339	422
Debt investments at fair value through other comprehensive income	9,500	-	9,256
Debt investments at fair value through profit or loss	586	-	555
Intangible assets, net	704	946	811
Goodwill	4,118	4,118	4,118
Total non-current assets	19,296	6,288	15,996
Total assets	43,442	33,271	34,811

Liabilities and equity
Current liabilities:
Trade payables	566	439	251
Other payables	5,312	3,714	4,484
Current maturities of long-term loan	138	855	938
Contract liabilities	3,397	2,293	1,987
Derivative financial instruments	-	224	148
Short-term lease liabilities	740	358	359
Total current liabilities	10,153	7,883	8,167
Non-current liabilities:
Long-term lease liabilities	2,195	82	261
Long-term loans, net of current maturities	-	332	32
Total non-current liabilities	2,195	414	293
Total liabilities	12,348	8,297	8,460

Equity:
Ordinary shares	-	-	-
Share premium	114,129	111,607	111,892
Other equity reserves	12,770	10,362	11,012
Accumulated deficit	(95,805)	(96,995)	(96,553)
Total equity	31,094	24,974	26,351
Total liabilities and equity	43,442	33,271	34,811

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

(in thousands of U.S. dollars, except per share amounts)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	28,935	24,454	13,011	7,194	31,824
Cost of revenue	11,461	5,883	5,778	2,029	7,915
Gross profit	17,474	18,571	7,233	5,165	23,909

Operating expenses:
Research and development	5,664	3,285	2,508	1,142	4,495
Sales and marketing	6,751	5,045	2,845	1,673	7,033
General and administrative	4,883	3,912	2,017	1,286	5,661
Total operating expenses	17,298	12,242	7,370	4,101	17,189
Operating profit (loss)	176	6,329	(137)	1,064	6,720
Financial income, net	999	118	338	3,463	281
Profit from operations before income tax	1,175	6,447	201	4,527	7,001
Tax expense	427	1,109	148	278	1,221
Net profit for the period	748	5,338	53	4,249	5,780
Other comprehensive income (loss) for the period
Change in fair value of debt investments	218	-	97	-	(80)
Total comprehensive income for the period	966	5,338	150	4,249	5,700

Basic profit per share	$0.01	$0.08	*	$0.06	$0.09
Diluted profit per share	$0.01	$0.07	*	$0.06	$0.08
Basic profit per ADS	$0.11	$0.80	$0.01	$0.60	$0.87

*	Less than $0.01

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), financial income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), impairment of goodwill (if any), financial income (expense) effects primarily related to derivative financial instruments as well as long-term loans, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

NRR is a key indicator of customer base health and revenue expansion. It is based on NRR point in time, which measures the revenue growth of current customers over the past four quarters, compared to the revenue generated from these customers during the same period a year earlier.

NRR is calculated as an average of the NRR points in time for the end of the current period and the three preceding quarters.

NRR > 1 (or 100%): Indicates revenue growth driven by existing customers, where upsells and cross-sells outweigh churn.

NRR < 1 (or 100%): Shows revenue loss due to churn exceeding gains from upsells or cross-sells.

Non-IFRS Financial Measures (in millions of U.S. dollars, unaudited, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA; non-IFRS net profit; and non-IFRS gross profit for the nine and three months ended September 30, 2025 and 2024, and the year ended December 31, 2024:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
Adjusted EBITDA	2025	2024	2025	2024	2024
Net profit for the period	0.7	5.3	0.1	4.2	5.8
Adjustments:
Depreciation and amortization	0.5	0.5	0.1	0.2	0.6
Financial income, net	(1.0)	(0.1)	(0.3)	(3.5)	(0.4)
Tax expense	0.4	1.1	0.1	0.3	1.4
EBITDA	0.6	6.8	0.0	1.2	7.4
Adjustments:
Share-based compensation	2.8	1.1	1.2	0.2	2.0
Adjusted EBITDA for the period	3.4	7.9	1.2	1.4	9.4

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
Non-IFRS net profit	2025	2024	2025	2024	2024
Net profit for the period	0.7	5.3	0.1	4.2	5.8
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.5	0.5	0.1	0.2	0.6
Financial expense (income), net effects	(0.1)	0.2	*	(3.2)	0.1
Deferred tax effects	(0.4)	(0.1)	(0.1)	*	(0.1)
Share-based compensation	2.8	1.1	1.2	0.2	2.0
Non-IFRS net profit for the period	3.5	7.0	1.3	1.4	8.4

*	Less than $0.1 million

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
Non-IFRS gross profit	2025	2024	2025	2024	2024
Gross profit from operations	17.5	18.6	7.2	5.2	23.9
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.4	0.4	0.1	0.1	0.6
Share-based compensation	*	*	*	*	*
Non-IFRS gross profit for the period	17.9	19.0	7.3	5.3	24.5

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources. Our data collection solutions by NetNut, are based on our world’s fastest and most advanced and secured hybrid proxy network, which comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. Pushing the boundaries of innovation in data collection, we are building a robust platform, complemented by the Website Unblocker, Data Collector, Data Sets and AI data collector. As the impact of the AI revolution unfolds, Alarum, with its robust market-leading data collection offerings is preparing itself to play a meaningful role as the world reshapes in a new form.

For more information about Alarum and its web data collection solutions, please visit www.alarum.io.

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